EARNINGS (LOSSES) PER COMMON SHARE:

The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) Earnings Per Share, which supercedes APS Opinion No. 15. SFAS No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants, and convertible securites, outstanding that trade in a public market. Basic per share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is antidilutive, thereby reducing a loss or increasing the income per common share. The Company initially applied Statement No. 128 for the year ended November 30, 1998, and as required by the statement, has restated the per share information for the two prior years to conform to the statement. As described in Note 11, at November 30, 1998, 1997, and 1996 the Company had options outstanding to purchase a total of 86,777, 146,833 and 107,333 shares of common stock, respectively, at a weighted-average exercise price of varying amounts. The inclusion of those potential common shares in the calculation of diluted loss per share would have an antidilutive effect. Therefore, basic and diluted loss per share amounts are the same in 1998, 1997 and 1996.